July 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Lavoro Ltd Registration Statement on Form F-3 File No. 333-280107

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lavoro Ltd (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-280107) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 1:00 p.m., Eastern Standard Time, on July 31, 2024, or as soon as practicable thereafter. The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

Lavoro Ltd

By:	/s/ Julian Garrido Del Val Neto
	Name:	Julian Garrido Del Val Neto
	Title:	Chief Financial Officer